List of Subsidiaries
Contributed to Lumentum Holdings Inc.
as of Separation (August 1, 2015)

Name of Entity	State or Other Jurisdiction of Incorporation or Organization
DOMESTIC
CCOP International Holdings Inc.	Delaware
E20 Communications Inc.	Delaware
JDSU Optical Corporation	Massachusetts
Lightwave Electronics Corporation	California
Lumentum Inc.	Delaware
Lumentum Operations LLC	Delaware
Ramar Corporation	Massachusetts
SDL Optics, Inc.	Delaware
SDL PIRI, Inc.	Delaware
INTERNATIONAL
CCOP International (Thailand) Co. Ltd.	Thailand
JDS Uniphase (Israel) Limited	Israel
JDS Uniphase Asia Limited	Hong Kong
JDS Uniphase Canada Ltd	Canada
JDS Uniphase Inc.	Canada
Lumentum K.K. fomerly JDS Uniphase KK	Japan
JDS Uniphase Nova Scotia Limited	Nova Scotia
JDSU Communication Technology (Shenzhen) Co. Ltd	China
JDSU Ultrafast Lasers AG	Switzerland
Lumentum Netherlands B.V.	Netherlands
Lumentum International Tech Co.	Cayman Islands